Exhibit 1

1             PRESS RELEASE AND OUTLOOK

1 May 2008

WESTPAC REPORTS ROBUST INTERIM PROFIT

•	Highlights: (All comparisons are with 2007 interim result)
•	Cash earnings of $1,839 million, up 10%
•	Net profit of $2,202 million, up 34%
•	Cash earnings per share of 98.2 cents, up 8%
•	Economic profit of $1,384 million, up 8%
•	Interim dividend of 70 cents, fully franked, up 11%
•	Return on equity (cash basis) 22.7%
•	Expense to income ratio (cash basis), down 150 basis points to 44.4%

Interim Profit Result

Westpac Banking Corporation today announced cash earnings of $1,839 million for the 6 months ended 31 March 2008, up 10%. After including significant items, net profit after tax was up 34% to $2,202 million for the half.

Westpac announced a fully franked interim dividend of 70 cents, up 11% on the prior corresponding period.

Westpac Chief Executive Officer, Gail Kelly, said Westpac’s robust profit result demonstrated that it is managing the current market volatility well.

“Since August 2007, the dislocation in global capital markets has triggered a significant change in the operating environment,” Mrs Kelly said.

“Westpac moved quickly, taking a forward—thinking, dynamic and coordinated approach to these more challenging conditions. Our balance sheet positioning is conservative, we have a strong risk management culture and a prudent liquidity profile.

“This result reflects the discipline with which we manage every part of our business including revenue, expenses, capital and risk. As expected, however, it has been affected by the impacts of the dislocation in global markets and the downturn in the credit cycle.

“While we remain cautious in terms of our outlook, I am pleased to say that we are in good shape to continue to support our customers and build the next phase of our growth.”

Result Highlights

Revenue compared to the first half of last year was up 12%, above expense growth of 8%. This delivered a 150 basis points reduction in our cost to income ratio to 44.4% even after adding more than 1,400 additional employees over the year and completing the acquisition of the RAMS franchise distribution business.

Contributing to the performance was strong balance sheet growth as customers increased their business with the major banks for both their lending and deposit needs.  Our overall market performance has also been positive as we have effectively managed the more volatile market conditions to help more customers appropriately manage their risk.

Margins decreased 20 basis points on the prior corresponding period to 2.05%. A major factor in the margin decline was the decision to hold more liquid assets, giving us flexibility during these more volatile times.  Higher funding costs have also impacted margins as these costs have not been fully reflected in product pricing.

Consistent with the trends in the credit cycle, impairment charges have significantly increased.  Nevertheless our credit quality remains sound following an extensive review of our portfolio during the half.

Business Unit Performance

Cash earnings (AUD millions)	Half Year 2008	Half Year 2007	% Change
Consumer Financial Services	441	402	10
Business Financial Services	538	478	13
Westpac Institutional Bank	260	276	(6)
BT Financial Group	194	215	(10)
New Zealand (NZD)	244	217	12
Pacific Banking	45	34	32

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Consumer Financial Services’ (CFS) solid cash earnings growth was supported by good growth in lending and deposits. Mortgage income was lower as Westpac has not fully passed on the increase in funding costs.

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Business Financial Services (BFS) delivered a strong performance supported by an 18% increase in business lending growth and deposit growth of 9%. We have maintained our investment in this business with an additional 427 customer serving employees joining over the year.

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Westpac Institutional Bank (WIB) has managed the current conditions well, delivering strong revenue growth of 24%. However, higher impairment charges from a small number of exposures impacted performance. Strong revenues were driven by increased lending (up 32%) and favourable trading conditions.

•	BT Financial Group’s (BTFG) result was impacted by difficult investment markets, although BTFG’s Wrap platform continued to perform strongly.

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New Zealand’s performance has continued to improve with 10% revenue growth ($NZD) and 2% expense growth resulting in a 330 bps improvement in the cost to income ratio at 45.2%. Consumer lending grew 12%, business lending was up 14% and deposit volumes grew 15%.

Outlook

The tighter conditions in global capital markets will continue to dominate the near—term outlook for the financial services sector, with higher funding costs and slower system growth expected.

Despite these conditions, the Australian economy remains sound. However, we expect that the higher interest rate environment will contribute to a dampening of economic growth through the remainder of 2008.

Westpac expects the sector to have slower loan growth, higher impairment charges in both consumer and business segments, continuing market volatility and for higher funding costs to persist.

Within this environment, Westpac is well positioned and expects to compete strongly. The bank has proactively managed the volatility in global capital markets by doubling its holding of liquid assets to provide enhanced funding flexibility, maintained lending disciplines and appropriately provisioned for known risks.  Westpac remains very well capitalised.

Westpac has commenced a renewal of its strategy with a focus around significantly improving the customer experience.

“Strengthening our distribution capabilities, making it easier for our customers to do business with us and enhancing collaboration across the Group is key to this,” Mrs Kelly added.

“Our new strategic focus, along with our high quality portfolio and strong capital base, will provide the group with the flexibility and capacity to deal with issues or opportunities arising from the current environment.

“While we remain cautious about the current environment, I am confident that our business is in good shape for the longer term,” Mrs Kelly concluded.